Exhibit 99.1

Zapp EV Completes Homologation in Thailand for Sales of i300

Enables first customer deliveries in Thailand, the fifth largest market for two-wheeler sales globally, while Zapp advances toward commercial rollout in more countries in Southeast Asia in addition to India

LONDON, Sept. 10, 2024 – Zapp Electric Vehicles Group Limited (Nasdaq: ZAPP) (“Zapp EV” or the “Company”), owner of “Zapp”, the British electric vehicle brand on a mission to revolutionise personal urban mobility, today announced its operating subsidiaries have completed homologation with the Department of Land Transportation in Thailand to sell its i300 electric urban motorcycle in the country. First customer deliveries are expected in the months ahead.

Swin Chatsuwan, Founder and CEO of Zapp EV, said: “Vehicle homologation in Thailand is another important step forward for Zapp, which activates the commercial launch in our first Southeast Asian country. Thailand is one of the largest and most mature markets for two-wheelers in the region. An estimated 87% of households in the country owns at least one two-wheeler. And as a leader market, around half of consumers now purchase premium models similar to those bought by Europeans.

“We believe i300’s nine-time award-winning design and high performance makes it a perfect proposition for global markets that are already dominated by urban step-throughs, with consumers looking to switch to electric. We look forward to our first customer deliveries in Thailand and to further commercial launches in other key Southeast Asian countries like Indonesia and Vietnam. There are nearly 500 million two wheelers on the road in Southeast Asia and India, and these regions collectively comprise more than half of annual two-wheeler sales globally.”

About Zapp EV

Zapp EV (Nasdaq: ZAPP) and its operating subsidiaries are run by a team of experts from the mobility industry, on a mission to redefine the electric two-wheeler segment. Zapp's debut product, the i300, is an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers that Zapp plans to bring to market. Zapp will offer a high-quality direct-to-customer experience known as DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by authorised “Zappers,” who will provide at-home inspection, service and support throughout the vehicle ownership lifecycle. Zapp is a registered trademark of Zapp Electric Vehicles Limited in the United Kingdom and other countries. For more information, visit www.zappev.com.

Zapp Investor Relations Contact:

Mark Kobal

Head of Investor Relations

ir@zappev.com

Zapp Media Relations Contact:

pr@zappev.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from those expressed or implied by the forward-looking statements in this document, including but not limited to various general and specific risks and uncertainties associated with the Company's business and finances in general.

Readers should review and carefully consider the risks and uncertainties described in the “Risk Factors” section of Zapp EV's annual report on Form 20-F (File No. 001-41693), which is incorporated herein by reference, and other documents the Company files with or furnishes to the U.S. Securities and Exchange Commission from time to time. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied by the forward-looking statements herein. The forward-looking statements herein represent the Company’s views as of the date of this document. Subsequent events and developments may cause these views to change. Readers are cautioned not to place undue reliance on the forward-looking statements herein, all of which are qualified by the foregoing cautionary statements. Except as required by applicable law, Zapp assumes no obligation and does not intend to update or revise the forward-looking statements herein, whether as a result of new information, future events, or otherwise. Zapp does not give any assurance that it will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp or any other person that the events or circumstances described in any such statements are material.